UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

TURKISH CONSULATE GENERAL

OFFICE OF THE ATTACHE FOR TREASURY AND FINANCIAL AFFAIRS

821 First Avenue, 4th Floor

New York, N.Y. 10017/U.S.A.

Phone: (212) 351-7239 Fax: (212) 983-1293

Copies to:

CHRISTOPHER P. PETERSON, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

The purpose of this Amendment No. 4 is to file with the Securities and Exchange Commission (i) the recent developments in the Republic as of July 10, 2025 which is included as Exhibit D-4 hereto and which updates and amends the Current Description of the Republic previously filed as Exhibit D, (ii) the legal opinions included as Exhibits N and O hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement and (iii) the underwriting agreement which is included as Exhibit P hereto.

EXHIBIT INDEX

Exhibit Number

A	None

B	None

* C	Copy of the 2024 Annual Budget of the Republic (in Turkish)

* D	Current Description of the Republic as of September 19, 2024

* D-1	Recent Developments in the Republic as of September 25, 2024

* D-2	Recent Developments in the Republic as of February 5, 2025

* D-3	Recent Development in the Republic as of May 21, 2025

D-4	Recent Developments in the Republic as of July 10, 2025

* E	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Türkiye dated October 3, 2024

* F	Opinion of Arnold & Porter Kaye Scholer LLP dated October 3, 2024

* G	Underwriting Agreement dated September 25, 2024

* H	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Türkiye dated February 12, 2025

* I	Opinion of Arnold & Porter Kaye Scholer LLP dated February 12, 2025

* J	Underwriting Agreement dated February 5, 2025

* K	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Türkiye dated May 29, 2025

* L	Opinion of Arnold & Porter Kaye Scholer LLP dated May 29, 2025

* M	Underwriting Agreement dated May 21, 2025

N	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Türkiye dated July 17, 2025

O	Opinion of Arnold & Porter Kaye Scholer LLP dated July 17, 2025

P	Underwriting Agreement dated July 10, 2025

* Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Türkiye on the 17th day of July, 2025.

REPUBLIC OF TURKEY

By:	/s/ Halil İbrahim AZAL
Halil İbrahim AZAL
Acting Director General,
Ministry of Treasury and Finance